April 22, 2025

Melanie Figueroa
Chief Executive Officer
NMP Acquisition Corp.
555 Bryant Street, No. 590
Palo Alto, CA 94301

       Re: NMP Acquisition Corp.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted April 9, 2025
           CIK No. 0002054876
Dear Melanie Figueroa:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Sponsor Information, page 3

1. Please revise the tables beginning on pages 3 and 98 to disclose that officers and directors may receive finder's fees, advisory fees, consulting fees or success fees, consistent with disclosure on your cover page, and to disclose that the sponsor may transfer founder shares to your three director nominees for their board service, and the number of shares, consistent with your disclosure on the cover page and on page 130.
       Please also add the expiration date of the lock-up agreement with Maxim in the tabular disclosure of restrictions on transfers of SPAC securities. April 22, 2025
Page 2

2. As requested in prior comment 5, please reconcile disclosures regarding the founder share lockup. In the tables beginning on pages 5 and 100, you state that the founder share lockup ends 6 months after the de-SPAC, or if the share closing price exceeds
       $12 for any 20 out of 30 trading day period beginning 150 days after de-SPAC, which is also 6 months after the de-SPAC regardless of the share price. We note that you also state on page 18 (formerly page 13) and in several other places throughout your prospectus that if the share price is at least $12 per share for any 20 out of 30 trading days after the de-SPAC, then 50% of the founder shares will be released from lock-up.
       Meanwhile, disclosure on page 36 states that the founder shares will not be transferable until one year after completion of your initial business combination.
       Please revise these and any other disclosures throughout the prospectus that discuss the founder share lockup to clearly disclose its duration and the terms of the release of shares therefrom, including whether the duration is shortened and by what amount of time if there is a $12 or other minimum share price, and whether there are circumstances in which only 50% or some other percentage of founder shares will be released from the lockup.
Risk Factors
Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business
Combination and Post-Business Combination Risks
If we seek shareholder approval of our initial business combination, our sponsor, officers and directors have agreed to vote..., page 41

3. We acknowledge your response to prior comment 14. We also note your disclosure here and on page 39 that your sponsor, officers and directors have agreed to vote any founder shares and private placement shares held by them, as well as any public shares purchased during or after this offering, in favor of our initial business combination. Please revise to reconcile these disclosures with your disclosure that such purchases would be structured in compliance with Rule 14e-5 under the
       Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.
We may not be able to complete an initial business combination . . . , page 44

4. We note your revisions made in response to prior comment 13 that the sponsor does not have any member who is a non-U.S. person. Please further revise to clarify whether any of the sponsor's members have substantial ties with a non-U.S. person, as requested in the comment.
Underwriting , page 70

5. We note your response to prior comment 18. Please revise to include the the private placement units and representative shares in your underwriter's compensation table.
       Please Refer to Item 508(e) of Regulation S-K.
       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765
with any other questions.
 April 22, 2025
Page 3



                         Sincerely,

                         Division of Corporation Finance
                         Office of Real Estate & Construction
cc:   Blake Baron, Esq